

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2018

Glen C. Warren, Jr.
Chief Financial Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

      Re: Antero Resources Corporation
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 13, 2018
          File No. 001-36120

Dear Mr. Warren:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Natural Resources